UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

CNET NETWORKS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

125945105

(CUSIP Number)

SHELBY W. BONNIE

53 N. Park Avenue, Suite 53

Rockville Centre, New York 11570

(516) 872-4900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

JULY 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125945105                                                                                                                                           Page 2 of 7

1		NAMES OF REPORTING PERSONS:
		Shelby W. Bonnie individually and as grantor under a grantor trust
		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
		(a) [ X ]
		(b) [ ]
3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

		PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

		[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:

		United States
	7	SOLE VOTING POWER:

NUMBER OF		10,057,938
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		58,800
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,057,938
WITH	10	SHARED DISPOSITIVE POWER:

		58,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

		10,116,738
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

		[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

		6.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

		IN

CUSIP No. 125945105                                                                                                                                           Page 3 of 7

1		NAMES OF REPORTING PERSONS:
		Merlin Investments LLC
		I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 82-0578806

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
		(a) [ X ]
		(b) [ ]
3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

		PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

		[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:

		Delaware
	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		58,800
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		58,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

		58,800
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

		[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

		0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

		CO

CUSIP No. 125945105                                                                                                                                           Page 4 of 7

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety as follows:

(a)	Name:	Shelby W. Bonnie, an individual and as grantor under a grantor trust

(b)	Residence or business address:	53 N. Park Avenue, Suite 53, Rockville Centre, New York 11570

(c)	Present Principal Occupation or Employment:	Private Investor

(d)	Criminal Conviction:	None

(e)	Court or Administrative Proceedings:	None

(f)	Citizenship:	United States

Merlin Investments LLC (“Merlin”) is a limited liability company formed under the laws of the State of Delaware. Merlin’s principal business is an investment vehicle and its address is 53 N. Park Avenue, Suite 53, Rockville Centre, New York 11570. During the last five years, Merlin has not been convicted in a criminal proceeding nor has Merlin been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3.

ITEM 4. PURPOSE OF TRANSACTION

There are no amendments to Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

(a)           Mr. Bonnie beneficially owns 10,116,738 shares of the Common Stock of CNET Networks, Inc. (“CNET”), which constitutes 6.7% of the outstanding shares of Common Stock of CNET (based on information contained in CNET’s Form 10-Q for the quarter ended March 31, 2007), and includes 1,000,000 shares of Common Stock held in the Shelby W. Bonnie Annuity Trust 3, a grantor trust of which Mr. Bonnie is the grantor, and 58,800 shares of Common Stock held by Merlin. The shares of Common Stock held by Merlin constitute less than 1% of the outstanding shares of Common Stock of CNET as of March 31, 2007.

(b)	Shelby W. Bonnie:
	Sole Voting Power:	10,057,938
	Shared Voting Power(1):	58,800
	Sole Dispositive Power:	10,057,938
	Shared Dispositive Power(1):	58,800

CUSIP No. 125945105	Page 5 of 7

Merlin:
Sole Voting Power:	0
Shared Voting Power(1)	58,800
Sole Dispositive Power:	0
Shared Dispositive Power(1):	58,800

_______________

(1)    Voting and dispositive power is shared with Edward S. Bonnie, Cornelia W. Bonnie and Robert F. Bonnie, each of whom is a private investor and a U.S. citizen whose address is 53 N. Park Avenue, Suite 53, Rockville Centre, New York 11570. During the last five years, none of these individuals has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________.

(c)           Transactions in Common Stock of CNET within the past 60 days (all of these transactions were effected by Mr. Bonnie):

Date of Transaction	Number of Shares of Common Stock	Price Per Share

May 9, 2007	150,000 sold	$9.2224
May 21, 2007	150,000 sold	9.5127
June 13, 2007	2,900 gifted	N/A
July 10, 2007	5,000 sold	8.19
July 11, 2007 July 13, 2007 July 16, 2007 July 17, 2007	10,000 sold 10,000 sold 10,000 sold 25,000 sold	8.0876 8.799 8.84 8.736

All of these transactions, other than the gift noted above, were effected on the Nasdaq Global Market.

(d)	Not applicable

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 125945105                                                                                                                                           Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July19, 2007

/s/ SHELBY BONNIE
Name: Shelby Bonnie

MERLIN INVESTMENTS LLC

By:	/s/ JAMES B. CLOONAN
Name: James B. Cloonan Title: Treasurer

CUSIP No. 125945105                                                                                                                                           Page 7 of 7

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of CNET Networks, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the person and entity named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 19, 2007

/s/ SHELBY BONNIE
Name: Shelby Bonnie

MERLIN INVESTMENTS LLC

By:	/s/ JAMES B. CLOONAN
Name: James B. Cloonan Title: Treasurer